UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the three months ended March 31, 2021

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR, filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 1, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2021.

General

As of March 31, 2021, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.3 million DWT:

(i)61 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 19 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases;
(iii)one VLCC chartered in from an unrelated third party; and
(iv)four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)
In March 2021, the Company took delivery of the LR2 tanker Front Fusion from Shanghai Waigaoqiao Shipbuilding Co. Ltd., ("SWS").

In March 2021, the Company redelivered one VLCC to an unrelated third party at the end of the charter-in agreement.

In April 2021, the Company took delivery of the LR2 tanker Front Future from SWS.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million, including an estimated $25.7 million in additions and upgrades to the standard specifications. The vessels are designed to operate on different fuels, including Biofuel, have the potential to be converted or retrofitted to consume fuel such as LNG or Ammonia and consequently there is an ability to cut CO2 emissions to zero when technology, logistics and the regulatory framework allows for it. The newbuildings will also be fitted with Exhaust Gas Scrubber technology, high end Anti Fouling systems, equipped with Digital Energy Performance solutions as well as being compliant with specific Exxon Mobile lightering requirements to allow for maximum trading flexibility.

The delivery schedule is very attractive with five vessels delivering during 2022 starting in Q1 and the last vessel in Q1 2023.

The payment profile for this transaction means that the largest portion of the instalments on each vessel will be made on delivery of each vessel. Frontline intends to meet the financing of this acquisition with existing borrowing facilities and intends to establish long term financing closer to delivery of the vessels.

As of March 31, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of March 31, 2021, the charters have remaining contractual periods of approximately one year and five months.

Fleet changes

(number of vessels)	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020
VLCCs
At start of period	19	19	19
Other acquisitions/newbuilding deliveries	—	—	1
Disposal/lease termination	—	(1)	(1)
Chartered-in/redelivered	(1)	—	—
At end of period	18	18	19
Suezmax tankers
At start of period	27	26	26
Chartered-in/redelivered (2)	—	(10)	(10)
Other acquisitions/newbuilding deliveries (2)	—	10	11
At end of period	27	26	27
LR2/Aframax tankers
At start of period	18	18	18
Other acquisitions/newbuilding deliveries	1	—	—
At end of period	19	18	18
Total
At start of period	64	63	63
Other acquisitions/newbuilding deliveries (2)	1	10	12
Disposal/lease termination	—	(1)	(1)
Chartered-in/redelivered (2)	(1)	(10)	(10)
At end of period	64	62	64

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel previously recorded as an investment in finance lease and sold in 2020.
(2) 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020.

Tanker Market Update

Global oil consumption averaged 94.8 million barrels per day ("mbpd") during the first quarter of 2021 according to EIA, only 0.7 mbpd lower than the first quarter of 2020. Global oil supply on the other hand averaged at 92.7 mbpd, close to 8 mbpd lower year on year. Throughout the first quarter of 2021, EIA estimate inventory draws of 2.1 mbpd on average. OECD commercial inventories of oil was at the end of the quarter in line with levels seen in 2019, pre Covid-19.

All the key commodity markets have continued to strengthen during the first quarter of 2021, reflecting the expectations of a firm recovery for the global economy during 2021. Global GDP is expected to grow by 6.0% this year.

In early April 2021, OPEC+ members reached an agreement to add a total of 2.1 mbpd of oil production gradually between May and July. This includes Saudi Arabia agreeing to roll back its voluntary cuts that have been implemented since February. The tanker market is challenging at the time of writing, and for how long the markets need to grind at these levels is uncertain. The additional barrels from OPEC+ between May and July are positive for the tanker sector, and supportive to VLCCs in particular, which have felt the brunt of the OPEC+ cuts.

Asset prices have appreciated throughout the first quarter of 2021, primarily fueled by extensive ordering in the Container segment, and increased activity on LNGC. Steel prices, being a key component in ship building, has also increased dramatically throughout the period. According to industry sources, yards are now to a large extent fully employed until the end of 2023 for large tankers. This has triggered higher activity and prices in the secondhand market.

The outlook for the tanker market continues to look constructive. The recent increase in Covid-19 infections and recent lock downs in parts of Asia, and in particular India is a concern, but seem to be countered by continued positive developments in China, and the gradual opening of Covid-19 related lockdowns in the western hemisphere, in particular in the US.

As we are sailing into a period where oil demand is expected to rise strongly, as a consequence of an anticipated global economic recovery from the pandemic, closely followed by increased oil supply, tanker markets should recover firmly. Frontline is ideally positioned to capitalize on the anticipated recovery, having a modern, spot exposed, fuel efficient fleet.

COVID-19 Update

The first quarter of 2021 has seen second and third waves of the Covid-19 pandemic in various parts of the world. We have seen a significant spike in infections in the Philippines, reflected by 10% of our quarantine facility being occupied by seafarers who have been found Covid-19 positive on PCR tests. India’s current outbreak with more than 400,000 infected and 4,000 deaths reported daily, is the worst seen so far in the pandemic. The surge observed currently has led to new restrictions being imposed on travel and stringent requirements to be met to be able to perform crew changes. As an example, Singapore has enforced that crew must hold a negative PCR test in order to disembark which greatly limits the opportunity to perform crew changes there. Similar restrictions have been imposed elsewhere.

Costs associated with travel remain high as commercial flight operations have not returned to pre-pandemic levels. Local governments have also restricted movement of people by limiting the number of flights permitted and many require a period of quarantine. Covid-19 related additional costs were $1.4 million for the quarter, with $1.0 million for quarantine facilities and PCR tests during crew changes and an additional $0.4 million for flights, transportation and overlapping wages for 700 seafarers repatriated.

Frontline remains committed to ensuring crew changes take place and have taken a responsible approach throughout the pandemic, balancing safety with taking opportunities to execute crew changes. A crucial part of the global drive to overcome the pandemic is vaccines. Our technical department has been monitoring the availability of vaccines for seafarers and whilst few countries have specific vaccine drives for seafarers, commercially some vaccines are becoming available in some parts of the world. The focus for the next quarter will be to explore such avenues and take strategic advantage of them.
ESG Update

During the last year, we initiated our energy efficiency project: “Decarbonization journey towards IMO 2030- 2050”. The purpose of this project is to provide Frontline with a solid understanding of our options, both now and in the near future, on how to further optimize our operations and fleet towards more energy efficient and sustainable operations applying a systematic approach. DNV GL has been appointed to assist us throughout this project. By the end of 2021, we intend to have fully digitalized our ship performance data into our digital monitoring platform Veracity, set targets with associated KPIs on energy efficiency both for the short and long-term and established a strategy on the implementation of alternative fuels.

The first quarter of 2021 has continued to be challenging due to the Covid-19 pandemic, which has highlighted the importance of solid procedures and management systems. Varied infection control regulations and procedures between jurisdictions has made crew changes difficult for the entire sector, leaving many stranded seafarers working aboard ships beyond the expiry of their contracts. The potential implications of this situation include negative consequences for both the mental and physical health of seafarers. Recognizing our responsibility to improve the situation, Frontline signed the Neptune Declaration on Seafarer Wellbeing and Crew Change.

Efficient, safe and transparent operations have been Frontline core values for years. At Frontline, an Environmental, Social and Governance ("ESG") Strategy means to structure our communication on how our core values are embedded in our day-to-day operations, through the lens of capturing ESG relevant markers. As a significant force in the shipping industry, directly and indirectly through our business model, we have great influence on the standards we expect to be met.

Frontline's ESG report, which can be found on the Company’s website, has been prepared to provide investors and stakeholders easy, transparent access to our ESG reporting. Our ESG report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB"). The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we have incorporated the principles of the UN Global Compact into our ESG framework.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2021 and March 31, 2020.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2021	2020
Time charter revenues	25,308	12,614
Voyage charter revenues	164,408	390,191
Other income	4,275	9,014
Total operating revenues	193,991	411,819

Voyage expenses and commissions	86,878	123,301

Time charter revenues increased by $12.7 million in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to the income recognized from the five vessels chartered out to Trafigura after the closing of the acquisition of 10 Suezmax Tankers from Trafigura (the "Acquisition") and the delivery of three vessels to time charters with increased rates, partially offset by the redelivery of six vessels back to voyage charters.

Voyage charter revenues decreased by $225.8 million in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to the decrease in market freight rates, the termination of the lease on one vessel chartered-in from SFL Corporation Ltd. (“SFL”), and the delivery of three vessels onto time charters. These factors were partially offset by the delivery of three newbuildings onto voyage charters, since January 1, 2020 and the redelivery of six vessels from time charters.

Other income primarily comprises the income earned from the technical and commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The decrease in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 was mainly due to a decrease in newbuilding supervision fees due to a reduction in the number of newbuildings under management, and technical management fees earned as a result of the sale of Seateam Management Pte. Ltd ("Seateam").

Voyage expenses and commissions decreased by $36.4 million in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to a decrease in bunker costs due to reduced prices, the delivery of vessels onto time charters, and a decrease in commissions due to reduced market rates. The decrease was partially offset by the delivery of three newbuildings since January 1, 2020.

Other operating gains

(in thousands of $)	2021	2020
Gain on termination of vessel leases	—	7,409
Gain on settlement of claim	—	3,422
Gain (loss) on pool arrangements	495	385
Other gains	42	117
Other operating gains	537	11,333

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In March 2020, the Company recorded a $3.4 million gain on settlement of a claim.

In the three months ended March 31, 2021, the Company recorded a gain on pool arrangements of $0.5 million (2020: gain of $0.4 million).

Contingent rental expense (income)

(in thousands of $)	2021	2020
Contingent rental expense (income)	(663)	4,736

Contingent rental income (expense in 2020) in the three months ended March 31, 2021 relates to the charter party contracts with SFL and was incurred by the Company because the actual profit share payable in the three months ended March 31, 2021 of $0.3 million (2020: $5.9 million) was $0.7 million less (2020: $4.7 million more) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd. ("Frontline 2012") in 2015. The increase in contingent rental income is due to a decrease in market rates which has decreased the amount payable to SFL in the three months ended March 31, 2021, partially offset by a reduction in the number of vessels leased from SFL.

Ship operating expenses

(in thousands of $)	2021	2020
Ship operating expenses	39,427	40,965

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to the termination of the lease for one vessel chartered-in from SFL, the sale of one vessel previously recorded as an investment in finance lease and a decrease in drydocking costs. These factors were partially offset by an increase in ship operating expenses due to the delivery of three newbuildings and additional crew costs in relation to the COVID-19 pandemic.

Charter hire expenses

(in thousands of $)	2021	2020
Charter hire expenses	2,271	2,039

In the three month period ended March 31, 2021 and 2020, the Company chartered-in two VLCCs under operating leases. The increase in charter hire expense is due to increased hire payable under the new charter-in contracts in 2020, partially offset by the redelivery of one VLCC to an unrelated third party at the end of the charter-in agreement in March 2021.

Administrative expenses

(in thousands of $)	2021	2020
Administrative expenses	6,384	11,355

Administrative expenses decreased in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The decrease is mainly due to reduced employee costs and a reduction in costs incurred in the management of related party vessels.

Depreciation

(in thousands of $)	2021	2020
Depreciation	35,530	32,306

Depreciation increased in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 mainly due to the acquisition of 10 vessels from Trafigura in March 2020 and the delivery of three newbuildings since January 1, 2020. These factors were partially offset by a decrease in depreciation due to the redelivery of one vessel chartered-in under finance lease in 2020.

Interest income

(in thousands of $)	2021	2020
Interest income	45	480

Interest income in the three months ended March 31, 2021 and the three months ended March 31, 2020 relates to interest received on bank deposits and the shareholder loan to TFG Marine (see Note 13).

Interest expense

(in thousands of $)	2021	2020
Interest expense	(14,760)	(22,634)

Interest expense decreased in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 primarily due to the scheduled repayment of outstanding debt, repayment of amounts owed under the Company's senior unsecured facility agreement with an affiliate of Hemen Holding Ltd. ("Hemen"), and the movement in interest rates, partially offset by the additional interest expense due to the delivery of three newbuildings and 10 vessels acquired from Trafigura since January 1, 2020.

Share of results of associated company

(in thousands of $)	2021	2020
Share of results of associated company	65	1,234

A share of results of TFG Marine of $0.1 million was recognized in the three months ended March 31, 2021 (2020: $0.6 million).

A share of results of FMS Holdco of $0.6 million was recognized in the three months ended March 31, 2020.

Unrealized (loss) gain on marketable securities

(in thousands of $)	2021	2020
Unrealized gain (loss) on marketable securities	3,102	(5,397)

The Company recognized an unrealized gain of $3.1 million and a loss of $5.4 million due to the movement in the fair value of marketable securities for the three months ended March 31, 2021 and the three months ended March 31, 2020, respectively.

Gain (loss) on derivatives

(in thousands of $)	2021	2020
Gain (loss) on derivatives	15,710	(15,846)

The gain on derivatives in the three months ended March 31, 2021 and the loss on derivatives in the three months ended March 31, 2020 relate to interest rate swap agreements as a result of movements in interest rates.

Other non-operating items

(in thousands of $)	2021	2020
Other non-operating items	27	152

Other non-operating items are primarily comprised of dividends received on marketable securities, offset by bank charges.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization at March 31, 2021 was $1,413.5 million (based on a share price of $7.15) compared to its carrying value of approximately $1,640.4 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended March 31, 2021, global deals between public companies of more than $100.0 million in the last three years and global marine transport sector transactions of more than $100.0 million in the last five years. Using 31.2% as the average of the observed range of the transactions reviewed (based on the one month average share price before the bid), the fair value of the Company was calculated as $1,854.6 million. As the fair value of the Company was above the carrying value, the Company concluded that there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. Using a control premium of 31.2%, a share price of $5.89 per share at the end of the first quarter would have resulted in the impairment of all of the carrying value of goodwill. A control premium of 8.1% at the end of the first quarter would have resulted in the impairment of all of the carrying value of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our condensed consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of upgrading costs in relation to Exhaust Gas Cleaning Systems ("EGCS") and Ballast Water Treatment Systems ("BWTS"), lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of March 31, 2021 and December 31, 2020, we had cash and cash equivalents of $151.0 million, and $174.7 million, respectively. As of March 31, 2021, and December 31, 2020, we had restricted cash balances of $2.8 million, and $14.9 million, respectively. Restricted cash as of March 31, 2020 does not include cash balances of $65.4 million (December 2020: $103.5 million), which represents 63% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited ("FSL"), the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of March 31, 2021, the cash held by FSL was $6.1 million (December 31, 2020: $15.6 million), and these amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.
As of March 31, 2021, total instalments of $42.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $99.8 million, all of which is expected to be paid in 2021.

The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of March 31, 2021, the remaining commitments amounted to $26.9 million, all of which is expected to be paid in 2021.

As of March 31, 2021, the Company has no further remaining commitments for the installation of EGCS.

As of March 31, 2021, the Company has remaining commitments for the installation of BWTS on three vessels, with a remaining commitment of $0.1 million excluding installation costs, due in 2021.

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC (the “EDA”), under which the Company may, from time to time, offer and sell its ordinary shares having aggregate sales proceeds of up to $100.0 million. As of March 31, 2021, no sales were made under the EDA.

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. $215.0 million remains available and undrawn under this facility as of March 31, 2021.

In March 2021, the Company drew down $33.4 million under its senior secured term loan facility with the Export-Import Bank of China ("CEXIM") and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker Front Fusion from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the Hyundai Heavy Industries (“HHI”) shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million. Five vessels are due for delivery during 2022 starting in the first quarter, and the last vessel is due for delivery in the first quarter of 2023. The payment profile for this transaction means that the largest portion of the instalments on each vessel will be made on delivery of each vessel. Frontline intends to meet the financing of this acquisition with existing borrowing facilities and intends to establish long-term financing closer to delivery of the vessels. In May 2021, the Company drew down $50.0 million under its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen to partially finance the acquisition. $165.0 million remains available and undrawn under this facility subsequent to the draw down.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2021.
Net cash provided by operating activities
Net cash provided by operating activities in the three months ended March 31, 2021 was $12.0 million compared to $204.7 million in the three months ended March 31, 2020.

The decrease was driven by a decrease in total operating revenues of $217.8 million. The key factors in relation to this were (i) the decrease in market freight rates, (ii) the redelivery of vessels from time charters to voyage charters with less favorable rate, and (iii) a reduction in administrative income due to a decrease in newbuilding supervision fees and the sale of Seateam, offset by a net increase in the fleet that we own and charter-in primarily as a result of the delivery of the 5 vessels acquired from Trafigura which were only accounted for on closing of the acquisition and three newbuildings delivered since January 1, 2020.

The movement in other operating assets and liabilities had a negative impact in cash generated from operating activities by $20.5 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels. In particular, freight rates rose significantly at the end of 2019 and then dropped during the second half of 2020. This movement in market rates has led to a corresponding decrease in voyages in progress and receivables which were settled in the first quarter of 2021, as compared to the first quarter of 2020.

The decrease in cash provided by operating activities was partially offset by a decrease in voyage expenses of $36.4 million and a $7.3 million decrease in interest expense as a result of repayments of outstanding debt and movements of interest rates.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to March 31, 2021, compared with the actual freight rates achieved during the three months ended March 31, 2021, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2021 will be approximately $21,500, $17,700 and $15,900 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $41.5 million in the three months ended March 31, 2021 comprised mainly of capitalized additions of $44.3 million, primarily in respect of the delivery of one newbuilding and additions related to the three remaining newbuilding contracts along with EGCS and BWTS upgrade costs. The cash used in investing activities was partially offset by $2.8 million of proceeds from the sale of the sale of Seateam in October 2020.
Net cash used in financing activities
Net cash used in financing activities of $6.3 million in the three months ended March 31, 2021 was primarily a result of debt and finance lease repayments of $40.2 million and $2.0 million, respectively. In addition, the company paid $1.1 million in debt fees in relation to the new loan facility in the period. This was partially offset by the drawdown of debt in the amount of $36.9 million in the period.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash as of March 31, 2020 does not include cash balances of $65.4 million (December 2020: $103.5 million), which represents 63% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and committed credit facilities, our expected long-term financing for the acquisition of six VLCC newbuilding contracts, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of March 31, 2021, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,510.2 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $15.1 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, the Company entered into six interest rate swaps with Nordea Bank, of which two remained outstanding as of March 31, 2021, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate, with a forward start date of February 2019. In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In April 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The fair value of these swaps as of March 31, 2021 was a receivable of $7.6 million (December 2020: nil) and a payable of $9.7 million (December 2020: $19.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $15.7 million in the three months ended March 31, 2021 (three months ended March 31, 2020: loss of $15.8 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include

•the strength of world economies;
•fluctuations in currencies and interest rates;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S.;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•the impact of the discontinuance of London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;

•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus, or COVID-19, and its impact on the demand for seaborne transportation in the tanker sector;
•business disruptions due to natural disasters or other disasters outside our control, such as the ongoing COVID-19 pandemic; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Commission on March 18, 2021 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and March 31, 2020
(in thousands of $, except per share data)

	2021	2020
Operating revenues
Time charter revenues	25,308	12,614
Voyage charter revenues	164,408	390,191
Other income	4,275	9,014
Total operating revenues	193,991	411,819
Other operating gains	537	11,333
Voyage expenses and commissions	86,878	123,301
Contingent rental expense (income)	(663)	4,736
Ship operating expenses	39,427	40,965
Charter hire expense	2,271	2,039
Administrative expenses	6,384	11,355
Depreciation	35,530	32,306
Total operating expenses	169,827	214,702
Net operating income	24,701	208,450
Other income (expenses)
Interest income	45	480
Interest expense	(14,760)	(22,634)
Unrealized gain (loss) on marketable securities	3,102	(5,397)
Share of results of associated companies	65	1,234
Foreign currency exchange loss	(9)	(1,100)
Gain (loss) on derivatives	15,710	(15,846)
Other non-operating items	27	152
Net other expenses	4,180	(43,111)
Net income before income taxes and non-controlling interest	28,881	165,339
Income tax benefit (expense)	14	(8)
Net income	28,895	165,331
Net (income) loss attributable to non-controlling interest	—	—
Net income attributable to the Company	28,895	165,331

Basic earnings per share attributable to the Company	$0.15	$0.87
Diluted earnings per share attributable to the Company	$0.15	$0.84

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2021 and March 31, 2020
(in thousands of $)

	2021	2020
Comprehensive income
Net income	28,895	165,331
Foreign currency translation income (loss)	(2)	1
Other comprehensive income (loss)	(2)	1
Comprehensive income	28,893	165,332

Comprehensive income (loss) attributable to non-controlling interest	—	—
Comprehensive income attributable to the Company	28,893	165,332
Comprehensive income	28,893	165,332

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020
(in thousands of $)

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	151,010	174,721
Restricted cash	2,778	14,928
Marketable securities	3,120	2,639
Marketable securities pledged to creditors	8,457	5,835
Trade accounts receivable, net	57,619	40,974
Related party receivables	14,035	13,255
Other receivables	16,805	22,950
Inventories	66,263	57,858
Voyages in progress	40,890	34,705
Prepaid expenses and accrued income	11,486	7,725
Other current assets	2,134	2,729
Total current assets	374,597	378,319
Long-term assets
Newbuildings	43,610	48,498
Vessels and equipment, net	3,322,450	3,307,144
Vessels and equipment under finance leases, net	51,388	53,518
Right-of-use assets under operating leases	5,262	8,426
Investment in associated company	1,343	1,279
Goodwill	112,452	112,452
Loan notes receivable	1,388	1,388
Long-term derivative instruments receivable	7,569	—
Other long-term assets	7,678	7,197
Total assets	3,927,737	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	172,216	167,082
Current portion of obligations under finance leases	7,571	7,810
Current portion of obligations under operating leases	1,598	4,548
Related party payables	30,313	19,853
Trade accounts payable	6,600	7,860
Accrued expenses	33,394	42,529
Derivative instruments payable	9,702	19,261
Other current liabilities	11,864	12,418
Total current liabilities	273,258	281,361
Long-term liabilities
Long-term debt	1,960,785	1,968,924
Obligations under finance leases	46,807	48,467
Obligations under operating leases	3,945	4,177
Other long-term liabilities	2,496	3,739

Total liabilities	2,287,291	2,306,668
Commitments and contingencies
Equity
Share capital (197,692,321 shares. 2020: 197,692,321. Par value $1.00)	197,692	197,692
Additional paid in capital	402,021	402,021
Contributed surplus	1,004,094	1,004,094
Accumulated other comprehensive income	198	200
Retained earnings	36,913	8,018
Total equity attributable to the Company	1,640,918	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,640,446	1,611,553
Total liabilities and equity	3,927,737	3,918,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and March 31, 2020
(in thousands of $)

	2021	2020

Net cash provided by operating activities	12,001	204,720

Additions to newbuildings, vessels and equipment	(44,333)	(27,199)
Investment in associated company	—	(750)
Cash inflow from sale of subsidiary	2,813	—
Cash outflow on issuance of loan to associated company	—	(1,500)
Trafigura asset acquisition	—	(533,748)
Net cash used in investing activities	(41,520)	(563,197)

Proceeds from issuance of debt	36,902	544,000
Repayment of long-term debt	(40,208)	(51,808)
Repayment of finance leases	(1,958)	(7,148)
Net proceeds from issuance of shares	—	5,825
Lease termination compensation receipt	—	3,186
Debt fees paid	(1,078)	(4,895)
Dividends paid	—	(76,779)
Net cash provided by (used in) financing activities	(6,342)	412,381

Net change in cash and cash equivalents and restricted cash	(35,861)	53,904
Cash and cash equivalents and restricted cash at beginning of period	189,649	177,376
Cash and cash equivalents and restricted cash at end of period	153,788	231,280

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2021 and March 31, 2020
(in thousands of $, except number of shares)

	2021	2020
Number of shares outstanding
Balance at beginning of the period	197,692,321	196,894,321
Shares issued on exercise of options	—	798,000
Balance at the end of the period	197,692,321	197,692,321

Share capital
Balance at beginning of the period	197,692	196,894
Shares issued on exercise of options	—	798
Balance at the end of the period	197,692	197,692

Additional paid in capital
Balance at beginning of the period	402,021	397,210
Stock compensation expense	—	(216)
Shares issued on exercise of options	—	5,027
Balance at end of the period	402,021	402,021

Contributed surplus
Balance at beginning of the period	1,004,094	1,070,688
Cash dividend	—	(66,594)
Balance at end of the period	1,004,094	1,004,094

Accumulated other comprehensive income
Balance at beginning of the period	200	330
Other comprehensive income (loss)	(2)	1
Balance at end of the period	198	331

Retained earnings (deficit)
Balance at beginning of the period	8,018	(155,146)
Net income attributable to the Company	28,895	165,331
Cash dividend	—	(10,185)
Balance at end of the period	36,913	—

Total equity attributable to the Company	1,640,918	1,604,138

Non-controlling interest
Balance at beginning of the period	(472)	232
Net income (loss) attributable to non-controlling interest	—	—
Balance at end of the period	(472)	232

Total equity	1,640,446	1,604,370

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The Unaudited Condensed Interim Financial Statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Financial Statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Unaudited Condensed Interim Financial Statements should be read in conjunction with the Annual Financial Statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 18, 2021. The Unaudited Condensed Interim Financial Statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2021 are not necessarily indicative of the results for the year ending December 31, 2021. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. The Condensed Consolidated Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Condensed Consolidated Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the three months ended March 31, 2021 and March 31, 2020:

(in thousands of $)	2021	2020
Net income attributable to the Company	28,895	165,331

(in thousands)	2021	2020
Weighted average number of shares	197,692	189,428
Dilutive effect of share options	83	125
Dilutive effect of contingently returnable shares	—	8,212
Denominator for diluted earnings per share	197,775	197,765

	2021	2020
Cash dividends per share declared	—	$0.40

The impact of stock options using the treasury stock method was dilutive in the three months ended March 31, 2021 as the exercise price was lower than the average share price during the period and, therefore, 82,777 options were included in the denominator in the calculation of diluted earnings per share.

5. OPERATING REVENUES
Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the three months ended March 31, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	25,308	—	25,308
Voyage charter revenues	12,780	151,628	164,408
Other income	—	4,275	4,275
Total	38,088	155,903	193,991

The lease and non-lease components of our revenues in the three months ended March 31, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	12,614	—	12,614
Voyage charter revenues	254,039	136,152	390,191
Other income	—	9,014	9,014
Total	266,653	145,166	411,819

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $3.8 million of contract assets were capitalized in the period ended March 31, 2021 as "Other current assets", of which $1.8 million was amortized up to March 31, 2021, leaving a remaining balance of $2.0 million as of March 31, 2021. $2.5 million of contract assets were amortized in the three months ended March 31, 2021 in relation to voyages in progress at the end of December 31, 2020. No impairment losses were recognized in the period.

As of March 31, 2021 and December 31, 2020, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2021	2020
Voyages in progress	35,274	27,621
Trade accounts receivable	55,012	25,615
Related party receivables	8,112	7,195
Other current assets	2,043	2,527
Total	100,441	62,958

The timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS

Other operating gains for the three months ended March 31, 2021 and March 31, 2020 are as follows:

(in thousands of $)	2021	2020
Gain on termination of vessel lease	—	7,409
Gain on settlement of claim	—	3,422
Gain (loss) on pool arrangements	495	385
Other gains	42	117
Other operating gains	537	11,333

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In March 2020, the Company recorded a $3.4 million gain on settlement of a claim.

In the three months ended March 31, 2021, the Company recorded a gain on pool arrangements of $0.5 million (2020: gain of $0.4 million).

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash as of March 31, 2021 does not include cash balances of $65.4 million (December 2020: $103.5 million), which represents 63% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Furthermore, FSL, the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of March 31, 2021, the cash held by FSL was $6.1 million (December 31, 2020: $15.6 million), and these cash amounts are included in "Cash and cash equivalents".

Our interest rate swaps require us to post cash as collateral based on their fair value. As at March 31, 2021, the restricted cash balance included nil (December 31, 2020: $13.4 million) in relation to our interest rate swaps. See Note 15 for additional information on our interest rate swaps.

8. MARKETABLE SECURITIES

A summary of the movements in our marketable securities for the three months ended March 31, 2021 and the year ended December 31, 2020 is presented in the table below:

(in thousands of $)	2021	2020
Balance at beginning of period	2,639	3,642
Unrealized gain (loss) on marketable securities	3,102	(2,491)
Repurchase of securities pledged to creditors	5,836	7,323
Marketable securities pledged to creditors	(8,457)	(5,835)
Balance at end of period	3,120	2,639

Avance Gas
In the three months ended March 31, 2021, the Company recognized an unrealized gain of $0.3 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

SFL

In the three months ended March 31, 2021, the Company recognized an unrealized gain of $0.1 million in relation to the 0.1 million shares held in SFL.

Golden Ocean

In December 2020, the Company repurchased these shares and subsequently sold them for proceeds of $6.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean Ltd. ("Golden Ocean") in March 2021 for $6.2 million.

In March 2021, the Company repurchased these shares and subsequently sold them for proceeds of $9.8 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2021 for $9.8 million and as such received a net cash settlement of $3.6 million after adjustment for foreign exchange differences. This was treated as a drawdown of debt. The transaction was accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $9.7 million as of March 31, 2021. These transactions have been reported on a net basis in the Statement of Cash Flows.

As of March 31, 2021, the Company held 1,270,657 shares of Golden Ocean, of which 1,260,358 were held as marketable securities pledged to creditors.

In the three months ended March 31, 2021, the Company recognized an unrealized gain of $2.6 million in relation to the 1.3 million shares held in Golden Ocean.

9. NEWBUILDINGS

Movements in the three months ended March 31, 2021 are summarized as follows;

(in thousands of $)
Balance at December 31, 2020	48,498
Additions, net	43,314
Interest capitalized	247
Transfer to Vessels and Equipment, net	(48,449)
Balance at March 31, 2021	43,610

In the three months ended March 31, 2021, the Company took delivery of the LR2 tanker, Front Fusion, from SWS.

As of March 31, 2021, the Company’s newbuilding program consisted of three LR2 tankers; one was delivered in April 2021, and two are expected to be delivered in September 2021 and October 2021, respectively.

10. VESSELS AND EQUIPMENT, NET

Movements in the three months ended March 31, 2021 are summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2020	3,867,871	(560,727)	3,307,144
Depreciation		(33,400)
Additions to vessels and equipment	257
Transfers from Newbuildings	48,449
Balance at March 31, 2021	3,916,577	(594,127)	3,322,450

In the three months ended March 31, 2021, the Company took delivery of the LR2 tanker, Front Fusion, from SWS.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of March 31, 2021, the Company leased in two vessels on long-term time charter from SFL (December 2020: two vessels) which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2020	103,888	(50,370)	53,518
Depreciation	—	(2,130)	—
Balance at March 31, 2021	103,888	(52,500)	51,388

The outstanding obligations under finance leases as of March 31, 2021 are payable as follows:

(in thousands of $)
Year 1	11,325
Year 2	11,325
Year 3	11,737
Year 4	10,946
Year 5	11,705
Thereafter	10,436
Minimum lease payments	67,475
Less: imputed interest	(13,097)
Present value of obligations under finance leases	54,378

The outstanding obligations under finance leases as of December 31, 2020 are payable as follows:

(in thousands of $)
2021	11,705
2022	10,946
2023	11,705
2024	10,978
2025	11,705
Thereafter	13,347
Minimum lease payments	70,386
Less: imputed interest	(14,109)
Present value of obligations under finance leases	56,277

The Company recognized the following income (expenses) in relation to the amortization of finance lease assets and obligations in the three months ended March 31, 2021 and March 31, 2020:

(in thousands of $)	March 31, 2021	March 31, 2020
Depreciation of vessels under finance leases	(2,130)	(5,131)
Interest expense on obligations under finance leases	(1,013)	(3,709)
Contingent rental income (expense)	663	(4,736)
Gain on termination of vessel lease	—	7,409
Total finance lease expense, net	(2,480)	(6,167)

The remaining periods on these leases as of March 31, 2021 was approximately six years (December 31, 2020: six years). The weighted average discount rate in relation to the vessels leased from SFL is 7.5%.

12. OPERATING LEASES

As of March 31, 2021, one vessel was leased in on time charter from a third party and has been classified as an operating lease (December 2020: two vessels). This lease is at a fixed rate. In the three months ended March 31, 2021, the Company redelivered one VLCC to an unrelated third party at the end of the charter-in agreement. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated standalone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the three months ended March 31, 2021, the Company has recorded the non-lease component of $1.5 million ($1.6 million in the three months ended March 31, 2020) within ship operating expenses and has recognized the lease component of $2.3 million ($2.1 million in the three months ended March 31, 2020) within charter hire expense within the Condensed Consolidated Statement of Operations. Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indices. Such variable payments were estimated on the date of adoption of ASC 842 based on the index at that time and included in the minimum lease payments. In the three months ended March 31, 2021, lease expense of $0.4 million ($0.6 million in the three months ended March 31, 2020) is recorded in Administrative expenses in the Condensed Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as of March 31, 2021 are as follows:

(in thousands of $)
Year 1	1,691
Year 2	1,201
Year 3	1,088
Year 4	1,117
Year 5	855
Thereafter	—
Total minimum lease payments	5,952
Less: Imputed interest	(409)
Present value of operating lease liabilities	5,543

The future minimum rental payments under the Company's non-cancellable operating leases as of December 31, 2020 are as follows:

(in thousands of $)
2021	4,705
2022	1,182
2023	1,078
2024	1,107
2025	1,137
Thereafter	—
Total minimum lease payments	9,209
Less: Imputed interest	(484)
Present value of operating lease liabilities	8,725

Total expense for operating leases was $2.7 million in the three months ended March 31, 2021 (2020: $2.7 million). Total cash paid in respect of operating leases was $2.7 million in the three months ended March 31, 2021 (2020: $2.7 million). The weighted average discount in relation to the operating leases was 3.3% for the three months ended March 31, 2021 (2020: 3.5%) and the weighted average lease term was four years (2020: four years) for the three months ended March 31, 2021.

Rental income
One VLCC was on fixed rate time charter as of March 31, 2021 (one LR2 tanker and two VLCCs as of December 31, 2020). In addition, Frontline has chartered-out five vessels to Trafigura, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. The minimum future revenues to be received under our fixed rate contracts as of March 31, 2021 are as follows:

(in thousands of $)
Year 1	39,880
Year 2	28,968
Year 3	—
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	68,848

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties as of March 31, 2021 were $407.2 million and $20.4 million, respectively, and as of December 31, 2020 were $509.5 million and $49.4 million, respectively.

Contingent rental income
In the three months ended March 31, 2021, the Company recognized profit share income of nil in relation to the five time charters to Trafigura.

13. DEBT

In the three months ended March 31, 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. $215.0 million remains available and undrawn under this facility as of March 31, 2021.

In the three months ended March 31, 2021, the Company drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tanker Front Fusion from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years counting from delivery date from the yard.

Golden Ocean shares

In December 2020, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $6.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2021 for $6.2 million.

In March 2021, the Company repurchased theses shares and subsequently sold them for the proceeds of $9.8 million. The Company entered into a new contract to repurchase the 1.3 million shares in June 2021 for $9.8 million and as such received net cash settlement of $3.6 million after adjustment for foreign exchange differences. This has been treated as a drawdown of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $9.7 million. These transactions have been reported on a net basis in the Condensed Consolidated Statement of Cash Flows.

Debt issuance costs

The Company has recorded debt issuance costs (i.e. deferred charges) of $19.8 million as of March 31, 2021 (December 31, 2020: $20.2 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2021	2020
Vessels and equipment, net	3,322,057	3,306,863

14. SHARE CAPITAL

The authorized share capital of the Company as of March 31, 2021 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 197,692,321 shares (December 31, 2020: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

15. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, the Company entered into six interest rate swaps with Nordea Bank, of which two remained outstanding as of March 31, 2021, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate.

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is LIBOR.

As of March 31, 2021, the Company recorded a derivative instruments receivable of $7.6 million (December 31, 2020: nil ) and a derivative instruments liability of $9.7 million (December 31, 2020: $19.3 million) in relation to these agreements. The Company recorded a gain on derivatives of $15.7 million in the three months ended March 31, 2021 (three months ended March 31, 2020: loss of $15.8 million) in relation to these agreements.
The interest rate swaps are not designated as hedges and are summarized as of March 31, 2021 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
11,318	June 2014	June 2021	1.7995%
11,661	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
572,979

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2021 and December 31, 2020 are as follows:

	2021		2020
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	151,010	151,010	174,721	174,721
Restricted cash	2,778	2,778	14,928	14,928
Marketable securities	3,120	3,120	2,639	2,639
Marketable securities pledged to creditors	8,457	8,457	5,835	5,835
Derivative instruments receivable	7,569	7,569	—	—
Liabilities:
Floating rate debt	2,083,144	2,083,144	2,089,930	2,089,930
Fixed rate debt	69,695	68,952	66,251	65,348
Derivative instruments payable	9,702	9,702	19,261	19,261

The estimated fair value of financial assets and liabilities as of March 31, 2021 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	151,010	151,010	—	—
Restricted cash	2,778	2,778	—	—
Marketable securities	3,120	3,120	—	—
Marketable securities pledged to creditors	8,457	8,457	—	—
Derivative instruments receivable	7,569	—	7,569	—
Liabilities:
Floating rate debt	2,083,144	—	2,083,144	—
Fixed rate debt	68,952	—	9,695	59,257
Derivative instruments payable	9,702	—	9,702	—

The estimated fair value of financial assets and liabilities as of December 31, 2020 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,721	174,721	—	—
Restricted cash	14,928	14,928	—	—
Marketable securities	2,639	2,639	—	—
Marketable securities pledged to creditors	5,835	5,835	—	—
Liabilities:
Floating rate debt	2,089,930	—	2,089,930	—
Fixed rate debt	65,348	—	6,251	59,097
Derivative instruments payable	19,161	—	19,261	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $19.8 million as of March 31, 2021 (December 2020: $20.2 million) on the Condensed Consolidated Balance Sheet.

Fixed rate debt - short-term debt held with a third party bank has been valued using level 2 inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
Nonrecurring fair value measurements include a goodwill impairment assessment completed as of March 31, 2021. The impairment test used Level 1, Level 2 and Level 3 inputs.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, or RBS, DNB Bank ASA, or DNB and Nordea Bank Norge, or Nordea, Credit Agricole, Credit Suisse AG and Citibank N.A.. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA. However, the Company believes this risk is remote.

16. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions
As of March 31, 2021, the Company held two vessels under finance leases, which are leased from SFL. The remaining periods on these leases as of March 31, 2021 was approximately six years.

A summary of leasing transactions with SFL in the three months ended March 31, 2021 and March 31, 2020 are as follows;

(in thousands of $)	2021	2020
Charter hire payable (principal and interest)	1,980	2,398
Lease interest expense	1,012	1,331
Contingent rental expense (income)	(663)	4,736
Remaining lease obligation	54,378	61,773

Contingent rental income in 2021 (expense in 2020) is due to the fact that the actual profit share expense earned by SFL in the three months ended March 31, 2021 of $0.3 million (three months ended March 31, 2020: $5.9 million) was $0.7 million less (three months ended March 31, 2020: $4.7 million more) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized an income of $0.5 million in the three months ended March 31, 2021 in relation to this pooling arrangement (three months ended March 31, 2020: income of $0.4 million).

Transactions with associated companies

A share of results of TFG Marine of $0.1 million was recognized in the three months ended March 31, 2021. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $48.0 million to TFG Marine in the three months ended March 31, 2021 and $14.6 million remained due as of March 31, 2021. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of March 31, 2021 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of March 31, 2021.

Transactions with other affiliates of Hemen
In the three months ended March 31, 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. The Company recognized interest expense of $0.9 million in the three months ended March 31, 2021 (three months ended March 31, 2020: $1.9 million). $215.0 million remains available and undrawn under this facility as of March 31, 2021.

In the three months ended March 31, 2021, the Company chartered two of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $0.4 million in relation to these charters.

A summary of net amounts earned from (paid to) related parties in the three months ended March 31, 2021 and March 31, 2020 are as follows:

(in thousands of $)	2021	2020
Seatankers Management Co. Ltd	993	4,801
SFL	99	1,189
Golden Ocean	1,184	1,687
Flex LNG Ltd	596	360
Seatankers Management Norway AS	(167)	(161)
Seadrill Limited	72	98
Archer Limited	37	93
Alta Trading UK Limited	461	555
Avance Gas	552	172
TFG Marine	212	—
Other related parties	9	51

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and the provision of other administrative services and guarantee fees.

Related party balances
A summary of balances due from related parties as of March 31, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
SFL	4,248	4,835
Seatankers Management Co. Ltd	4,236	3,578
Archer Limited	79	88
Alta Trading UK Limited	—	1,263
Golden Ocean	3,312	2,336
Seadrill Limited	434	25
Flex LNG Ltd	631	366
Avance Gas	715	540
Other related parties	380	224
	14,035	13,255

A summary of balances due to related parties as of March 31, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
SFL	6,248	8,978
Seatankers Management Co. Ltd	4,985	3,147
Avance Gas	636	176
Flex LNG Ltd	533	143
Golden Ocean	3,275	2,040
TFG Marine	14,636	5,369
	30,313	19,853

See also Note 11, Note 13 and Note 17 for details regarding related party transactions and balances.

17. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of March 31, 2021, the Company’s newbuilding program consisted of three LR2 tankers; one was delivered April 2021, and two are expected to be delivered in September and October 2021, respectively. As of March 31, 2021, total instalments of $42.1 million had been paid in connection with the Company's current newbuilding program, and remaining commitments amounted to $99.8 million, all of which we expect to be paid in 2021.

As of March 31, 2020, the Company has no further remaining commitments for the installation of EGCS.

As of March 31, 2020, the Company has remaining commitments for the installation of BWTS on three vessels, with a remaining commitment of $0.1 million, excluding installation costs, due in 2021.

The Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts obligate the Company to purchase and take delivery of the fixed quantity of physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obligates the Company to purchase and take delivery of the physical fuel at $232 per MT. As of March 31, 2021, the remaining commitments amounted to $26.9 million, all of which is expected to be paid in 2021.

As of March 31, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at March 31, 2021 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts are payable under this guarantee as of March 31, 2021. See Note 13. for further details.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

18. SUBSEQUENT EVENTS

In April 2021, the Company took delivery of the LR2 tanker Front Future from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.

In April 2021, the Company purchased 55,959 shares in Golden Ocean resulting from the exercise of subscription rights in the subsequent offering for approximately $0.4 million.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million. Five vessels are due for delivery during 2022 starting in the first quarter, and the last vessel in due for delivery in the first quarter of 2023. The payment profile for this transaction means that the largest portion of the instalments on each vessel will be made on delivery of each vessel. Frontline intends to meet the financing of this acquisition with existing borrowing facilities and intends to establish long-term financing closer to delivery of the vessels.

In May 2021, the Company drew down $50.0 million under its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen to partially finance the acquisition. $165.0 million remains available and undrawn under this facility subsequent to the draw down.